Letterhead of DeVisser Gray LLP
Suite 401-905 West Pender Street
Vancouver, BC.
V6C 1L6

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Rubicon Minerals Corporation

We consent to the inclusion in this annual report on Form 40-F/A of:

(i)	our Report of Independent Registered Chartered Accountants dated March 27, 2012 on the consolidated financial statements of Rubicon Minerals Corporation (“the Company”); and

(ii)	our Report of Independent Registered Chartered Accountants dated March 27, 2012 on the Company’s internal control over financial reporting as at December 31, 2011,

each of which is incorporated by reference in this annual report on Form 40-F/A of the Company for the year ended December 31, 2011.

/s/ "DeVisser Gray LLP"

Independent Registered Chartered Accountants
Vancouver, Canada

December  18, 2012